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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Vyyo, Inc.

(Name of Issuer)

Common Stock, Par value $.0001 Per Share

(Title of Class of Securities)

918458 20 9

(Cusip Number)

Jon A. Brilliant
Syntek Capital US, Inc.
5800 Kennett Pike, Suite 1
Centreville, DE 19807
Telephone: 302-691-6119

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918458 20 9

1.	Name of Reporting Person: Syntek Capital A.G		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 972,675

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 972,675

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 972,675

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.4%

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D

The following statement on Schedule 13D (the “Statement”) with respect to the common stock, par value $.0001 per share (the “Common Stock”), of Vyyo Inc. (the “Issuer”) is being filed on behalf of Syntek Capital A.G..

ITEM 1.	SECURITY AND ISSUER

This Statement relates to the common stock, $.0001 par value per share, of the Issuer, Vyyo Inc. The Issuer’s principal executive offices are located at 4015 Miranda Avenue, First Floor, Palo Alto, CA 94304.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Statement is being filed on behalf of Syntek Capital A.G.

(b) Syntek Capital A.G. is a German corporation and its business address is Zugspitzstrasse 15, 82049 Pullach, Germany.

(c) Syntek Capital A.G.’s principal business is an investment holding company.

(d)-(e) Syntek Capital A.G. has not, during the last five years, been convicted in any criminal proceeding, nor during such period, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Place of Organization: Germany.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All shares of the Issuer held by Syntek Capital A.G. were pursuant to that certain Share Exchange Agreement dated as of June 30, 2004 (the “Exchange Agreement”), by and among the Issuer, Xtend Cable Solutions, Inc. and Xtend Networks, Inc. Pursuant to the Exchange Agreement, Syntek Capital A.G. exchanged its entire interest in Xtend Networks, Inc. for shares in the Issuer and a promissory note issued by the Issuer in the amount of $6,500,000.

ITEM 4.	PURPOSE OF THE TRANSACTION.

This Statement is being filed in connection with the completion of the transaction under the Exchange Agreement. Syntek Capital A.G. has no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this Item 4. Notwithstanding the foregoing, Syntek Capital A.G. reserves the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer on terms deemed appropriate by Syntek Capital A.G.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Statement, Syntek Capital A.G. beneficially owns an aggregate of 972,675 shares of the Issuer’s common stock. This number represents approximately 7.4% of the 13,125,385 shares of the Issuer’s common stock outstanding as of April 23, 2004, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2004 filed with the Securities and Exchange Commission

(b) Syntek Capital A.G. has sole voting power with respect to all of the 972,675 shares held by it.

(c) None.

(d) No person other than Syntek Capital A.G. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer’s common stock owned or sold by Syntek Capital A.G..

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2004

Syntek Capital A.G.
/s/ Sam W. Humphreys, CEO
Signature